Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9698)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on November 16, 2020 (Hong Kong time) for the purposes of, among others, approving our unaudited financial results for the third quarter ended September 30, 2020 (“Results”).  We will announce our Results on November 17, 2020 (Hong Kong time), after the trading hours of the U.S. market on November 16, 2020 and before the opening of the Hong Kong market, on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

The earnings teleconference call will take place at 8:00 AM on November 17, 2020 (Hong Kong time). Our management will be on the call to discuss the Results. Interested parties may participate in the conference call by dialing +852-3018-6771 or +65-6713-5090 and providing conference ID: 6869567, 15 minutes prior to the initiation of the call.

By order of the Board GDS Holdings Limited Mr. William Wei Huang Chairman and Chief Executive Officer

Hong Kong, November 4, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Lee Choong Kwong, and Mr. Gary J. Wojtaszek as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

* for identification purposes only